FORM 6-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December 3, 2003

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Management's Discussion and Analysis

of Financial Condition and Results of Operations for the

Year ended December 31, 2002

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company's audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

Amended Operating and Financial Review and Prospects

Except for historical information, this review contains forward-looking statements which involve known unknown risks, delays, uncertainties and other factors not under the Company's control.  See "Note Regarding Forward Looking Statements" and Item 3D, "Risk Factors" in the Company's Annual Report for the fiscal year ended December 31, 2002 in Form 20-F dated June 27, 2003.

The following discussion is based on the consolidated financial statements included in this annual report which have been prepared in accordance with accounting principles generally accepted in Canada.  These principles differ in certain material respects from those accounting principles generally accepted in the United States.  These differences are described in note 18 of the Company's consolidated financial statements.

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of its financial statements in conformity with accounting principles generally accepted in Canada.  Actual results could differ significantly from those estimates under different assumptions and conditions.

There are several accounting policies that the Company believes are critical to the presentation of its consolidated financial statements.  Note 2 - "Significant accounting policies" to the Company's consolidated financial statements summarizes each of the Company's significant accounting policies.  Those accounting policies should be read in conjunction with the other notes to the Company's consolidated financial statements and management's discussion and analysis of results of operations and financial condition described in this "Operating and Financial Review and Prospects."

The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Set out below are certain of the accounting policies that the Company believes are critical to the presentation of its consolidated financial statements.

Revenue recognition  During the year ended July 31, 2001, the Company changed its accounting policy for revenue recognition of licensing option payments, upfront fees and milestone payments to conform with Staff Accounting Bulletin No. 101 (SAB No. 101) of the US Securities & Exchange Commission. Accordingly, contract research payments and milestone payments are recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty or other related arrangements. Previously, the Company recognized such fees as revenue when they were non-refundable and the Company had performed all identified obligations leading to the payments.  This change in accounting policy was applied on a retroactive basis.

Stock-based compensation  Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments".  The Company applied Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.  The Company now accounts for all options granted to non-employees under the fair value based method which recognizes the fair value of the options as they are earned and the services are provided.  The Company continues to account for all options granted to employees and directors under the settlement method whereby no compensation cost is recorded and consideration paid by the employees upon the exercise of stock options is recorded as share capital.  The pro forma effect of accounting for these awards under the fair value based method is disclosed in note 10(g) of the consolidated financial statements.

Impairment of long lived assets  Effective January 1, 2002, the Company adopted the new Recommendation of the CICA handbook Section 3063 relating to impairments of long lived assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. This change in policy did not result in any impairment charge for the year ended December 31, 2002.

A.

Operating Results

The Company's future operations are dependent on its ability to obtain third party financing in the form of debt and/or equity and ultimately to generate future profitable operations.  The Company is currently seeking additional funds through future debt or equity financing and joint venture partners to offset future cash flow deficiencies.  Such financing may not be available or may not be available on reasonable terms.  The resolution of this going concern issue is dependent on the realization of management's plans.

The Company's fiscal year 2002 audited Consolidated Financial Statements have been prepared on a going concern basis, which assumes the Company will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  These consolidated financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. (See Note 1 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2002)

For the fiscal year ended December 31, 2002, the Company reported a net loss of $4.1 million ($0.19 per share) compared with a net loss of $6.5 million ($0.30 per share) for the five months ended December 31, 2001, and a net loss of $19.7 million ($0.93 per share) for the year ended July 31, 2001.

Contributing to the reduced loss for the year ended December 31, 2002 of $4.1 million was a one-time net gain of $6.0 million realized on the settlement of the ReducolTM licensing agreement with Novartis (see note 11(a) to the consolidated financial statements) which was offset by a write-down of the Company's laboratory leaseholds and assets in the amount of $1.1 million.

Forbes, to date, has been focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception. The Company expects to continue incurring operational losses until the earnings from commercialization of one or more of its products exceed the costs of research and development, manufacturing, administration and other expenses. At December 31, 2002 the Company's accumulated deficit was $55.4 million.

Revenues:

For the year ended December 31, 2002, a majority of the Company's revenues were earned from sales of phytosterol products to two customers.  Forbes reported total revenues, including interest income, for the fiscal year ended December 31, 2002 of $8.0 million compared with $3.9 million for the five months ended December 31, 2001 and $7.9 million for the year ended July 31, 2001.

Summary:	FY Dec 2002	5-mo Dec 2001	FY Jul 2001

Sales	$ 6.9	$ 2.8	$ 3.7
Licensing	0.9	0.9	2.1
Phytosterol revenues	7.8	3.7	5.8
Interest and other	0.2	0.2	2.1
Total revenues	$ 8.0	$ 3.9	$ 7.9

Phytosterol revenues have increased to $7.8 million for the year ended December 31, 2002, compared with $3.7 million for the five-month period ended December 31, 2001, and $5.8 million for the year ended July 31, 2001.  Phytosterol revenues include direct sales of phytosterol products during the period and amortization of previously received license fees in accordance with the Company's revenue recognition policies outlined above.  Sales of phytosterols were $6.9 million for the year ended December 31, 2002, compared with $2.8 million for the five months ended December 31, 2001, and $3.7 million for the year ended July 31, 2001.  The increase in sales for the year ended December 31, 2002 and the five-month period ended December 31, 2001 is primarily as a result of the Company's share of sales of non-branded sterols from the Phyto-Source joint venture. Sales of Forbes Phytrol™ product (consumer branded as Reducol™) commenced in dietary supplements in the United States with Twinlab (Cholesterol Success™) and Pharmavite (Nature Made's Cholest-Off™) in the latter part of 2001.

Operating Expenses

Summary:	FY Dec 2002	5-mo Dec 2001	FY Jul 2001

Cost of sales, marketing & product development	$ 7.2	$ 3.9	$ 9.7
Research and development	3.2	2.1	7.1
General and administrative	4.2	2.1	7.0
Depreciation & amortization	2.4	0.9	1.1
Total expenses	$ 17.0	$ 9.0	$ 24.9

Cost of sales, marketing and product development:

Cost of sales, marketing and product development  for the year ended December 31, 2002  totaled $7.2 million compared with $3.9 million for the five-month period ended December 31, 2001 and $9.7 million for the year ended July 31, 2001.  Included in fiscal 2002 was an amount of approximately  $0.8 million of upscaling costs for the Company's development of the fine chemical AD/ADD. On an annualized pro forma basis, cost of sales, marketing and product development for the year ended December 31, 2002 was $2.0 million less than for the five-month period ended December 31, 2001.  Cost of sales, marketing and product development for the year ended 2002 related primarily to the cost of sterols sold.  In the five-month period ended December 31, 2001 and the year ended July 31, 2001, significant inventory valuation adjustments were included in the cost of sales figure relating to start-up and development costs for both the sterols and fine chemicals businesses.

General and administrative:

Continuing cost-cutting measures are evident from the reduction in general and administrative expenditures (G&A), from $7.0 million in the year ended July 31, 2001 to $4.2 million in the 2002 fiscal year.    On an average monthly basis, G&A costs have decreased to $0.35 million per month for the year ended December 31, 2002, from $0.43 million per month for the five-month period ended December 31, 2001 and $0.58 million per month for the year ended July 31, 2001. The reductions in administrative expenses are primarily attributable to downsized operations, resulting in lower personnel costs and such expenses as legal and travel.

Depreciation and amortization:

Depreciation and amortization for the year ended December 2002, amounted to $2.3 million vs $1.0 million for the five months ended December 31, 2001, $1.1 million for the fiscal year ended July 31, 2001 and $0.6 million for the fiscal year ended July 31, 2000.  In the year 2002, depreciation related mainly to the fixed assets at the Company's joint-venture operations in Pasadena, Texas, and to the Company's laboratory facilities' assets and leasehold improvements.  The Company's laboratory facilities have been downsized significantly at the end of 2002 with $1.1 million of assets and leasehold improvements having been written off in 2002. (See Item C, below, "Research and Development").  Depreciation in the years 2000 and 2001, included depreciation on the Company's assets at the Amqui pilot plant facility in Amqui, Quebec.  This facility was sold in 2002 to a third party for $1.6 million. (See Item A, Operating Results, paragraph "Other income (expense)", below).  For the year 2002, of the total of $2.3 million in depreciation and amortization expenses, $1.0 million pertains to depreciation of assets and $1.3 million to amortization of the Company's technology licenses.  This technology is being amortized over ten years.

Other income (expense)

Summary:	FY Dec 2002	5-mo Dec 2001	FY Jul 2001

Gain on settlement of licensing arrangements	$ 6.0	$ -	$ -
Write-down of leaseholds and assets	(1.1)	-	-
Write-down of pilot facility	-	(1.3)	(2.7)

In June 2002, Forbes signed an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Reducol™, which had previously been licensed by Forbes to Novartis.  Under the terms of the agreement, the Company agreed to pay Novartis a total of US$2.5 million (C$3.8 million).  As a result of this $3.8 million purchase, the Company eliminated deferred revenue of $9.9 million and hence recognized a net gain of $6.0 million.  Of the US$2.5 million purchase price, US$0.5 million was paid, on signing, by way of offset against funds owed by Novartis to Forbes. The balance of US$2.0 million is to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003.   As of December 31, 2002, a total of US$0.04 million is payable to Novartis in royalties from phytosterol sales.  A minimum of US$1.5 million (C$2.4 million) is due to be paid to Novartis by June 30, 2003 with the remaining US$0.5 million (C$0.8 million) due by December 31, 2003.

The Company is continuing its sterol manufacturing efforts solely through the Phyto-Source LP joint venture in Pasadena, Texas.   In the year ended July 31, 2001, the Company wrote down the carrying value of its Amqui sterol manufacturing pilot plant in Quebec by $2.7 million to $3.0 million.  In the five months ended December 31, 2001, the Company took a further write-down of $1.3 million to reflect the anticipated sale price of the facility. On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1.6 million.   Upon closing, Forbes received proceeds of $0.4 million.  The balance of $1.2 million is payable in the amount of $0.35 million plus interest on May 9, 2003, and $0.85 million divided into eighty-four monthly installments beginning September 2002 and ending August 2009.

B.

Liquidity and Capital Resources

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings and, to a lesser extent, license and sales revenues and government grants.

The Company's net cash and short-term investments as of December 31, 2002 was $0.4 million compared to December 31, 2001 of $6.7 million, and $18.0 million at July 31, 2001. The Company had a working capital deficit of $3.5 million at December 31, 2002.  The working capital deficit includes an amount of $3.2 million of royalties payable and $1.0 million convertible debenture due by the end of 2003.  Excluding such royalties and debenture, the Company's working capital was $0.7 million.

Cash used in operating activities was $3.8 million in fiscal 2002 compared to $6.2 million in the five-month period ended December 31, 2001, and $24.7 million in the fiscal year ended July 31, 2001.  The decreases in cash used primarily reflect the decrease in Forbes' net loss for each year.  Net changes in non-cash working capital items provided cash of $3.9 million compared to a use of cash of $1.0 million in the five-month period ended December 31, 2001, and a use of cash of $6.7 million in the year ended July 31, 2001.  The changes in non-cash working capital items each year mainly reflect the changes in inventory levels and changes in accounts receivable, accounts payable and accrued liabilities.

Net cash used in investing activities was $1.4 million for 2002 compared with cash provided of $4.1 million for the five-month period ended December 31, 2001, and cash provided of $21.8 million for the year ended July 31, 2001.  Cash provided in the five-month period ended December 31, 2001 and the year ended July 31, 2001 was due to proceeds from short-term investments which were used to fund on-going operations.   Also, additions to capital assets in 2002 were $1.6 million which related to the completion of the Phyto-Source joint venture phytosterol manufacturing facility near Houston, Texas.

In fiscal 2002, net cash of $1.1 million was provided by two private placements.  In August of 2002, the Company, through a private placement, issued 324,861 units at $0.65 per unit for net cash proceeds of  $0.2 million.  Each unit consisted of one common share plus .08 of a common share purchase warrant.   Each whole warrant entitles the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004.  In September of 2002, Forbes issued 1.5 million special warrants at a price of $0.65 per special warrant for net cash proceeds of $0.9 million.  On January 24, 2003, the 1.5 million special warrants were converted, at no cost to the holders, into common shares of the Company at a rate of 1.05 common shares per warrant, further to the special warrant investors having waived the requirements for the Company to file and obtain receipts for a prospectus.  Also in fiscal 2002, a net amount of $1.2 million of cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable.  Accordingly, net cash used in/provided by financing activities was not significant for 2002, nor was it significant for the five months ended December 31, 2001.  Cash provided by financing activities was $1.3 million in the year ended July 31, 2001.

At December 31, 2002, the Company was committed to invest a balance of $2.1 million (US$1.35) million in Phyto-Source LP towards completion and operation of the manufacturing facility.  The Company also had commitments under various research and development contracts for up to $0.8 million, which includes $0.6 million related to the Phase II clinical trial in Amsterdam for FM-VP4; to pay US$2 million in royalties to Novartis during 2003; and to repay its $1 million principal amount convertible debenture due December 19, 2003.  The Company has also, through its subsidiary Forbes USA, guaranteed the repayment to a third party of a US$700,000 principal amount loan made by the third party to Phyto-Source, which loan is being repaid in monthly instalments, with the final instalment due by November of 2003.

The Company is continuing to maintain its reductions in spending in an effort to improve its working capital position and to reduce the amount of cash used in operations.   In September of 2002, the Company announced that it and the Phyto-Source joint venture had secured sterols supply agreements for up to $40.0 million (at the then prevailing US/Canadian dollar exchange rate) (US$26.0 million) over a two-year period based on customer forecasts.  These include a major agreement between the Phyto-Source joint venture and a large multinational company.  Production of the phytosterols is undertaken by Phyto-Source.  In 2003, the Company plans to set off its remaining capital commitment to Phyto-Source against amounts owed by Phyto-Source to the Company for inventory.  Based on supply forecasts provided by customers pursuant to current supply agreements, other receivables, projected expenditure levels, and planned divestiture of the Company's AD/ADD business, Forbes believes it will have sufficient capital to operate and fund its core development projects through the end of 2003. The Company, however, is continuing to look at various financing opportunities to further develop its pipeline of products, to retire its commitments to Novartis and its convertible debenture, and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned.  It will also be necessary for the Company to seek additional financing during 2003 to meet expenditures of continuing research and development work in 2004, to improve the Company's working capital position and to minimize risks to its operations.  The current financial market  is challenging and there can be no assurance that additional financing will be available on favourable terms, if at all. The Company presently has no external sources of liquidity such as lines of credit, and the failure to obtain debt or equity financing may have a material effect on the Company's current cash-flow and the Company's ability to continue its operations. In addition to possible debt or equity financings, the Company is exploring possible licensing, partnering or additional long-term sterol contracts utilizing the phytosterol production capacity of the Phyto-Source plant. If successful, such arrangements could reduce the Company's requirement to raise capital through the equity markets. Forbes is in discussions with several parties regarding possible additional sterol contracts or alliances.

Research and Development

The Company's research and development activities over the past three years initially focussed on its three core segments:  pharmaceutical development, nutraceuticals and fine chemicals.  The Company also explored new molecules and products in the pharmaceuticals and nutraceuticals areas with a view to developing a longer-term pipeline of products.  In the last year, the fine chemicals business was sold and the Company has focussed its research and development activities on its core projects of FM-VP4 in the pharmaceutical area, and ReducolTM and non-branded sterols in the nutraceuticals area.

The Company's net research and development (R&D) expenses for the year ended December 31, 2002, totaled $3.2 million, compared with $2.1 million for the five months ended December 31, 2001, and $7.1 million for the year ended July 31, 2001.  In the year ended December 31, 2002, on a monthly average basis, R&D expenditures have been reduced by 35% compared to the five months ended December 31, 2001.   The reduction in R&D expenditures is partly as a result of the Company's decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  Non-core research, not directly related to the Company's new and more focused R&D project pipeline, has been curtailed as the Company successfully continues its cost-saving directives.  The main R&D expenditures in 2002 were and, through 2003 will be, in the area of pre-clinical and clinical development, including the Phase II trial of FM-VP4.    Additional funding

will be required in order for Forbes to be able to pursue the discovery and/or development of non-core compounds in 2003.

In an effort to further reduce operating costs, towards the end of 2002, the Company began scaling down research work conducted at its biotechnology research laboratory on the University of British Columbia (UBC) campus.  Research which had been conducted at the facility is being outsourced to third-party laboratories as in years prior to the opening of the laboratory facilities.  The decision to suspend Forbes' lab work at UBC was reached after analyzing the costs of fully staffing and operating the dedicated laboratory facilities in light of the Company's current objectives and on-going research projects.  R&D overhead expense was significantly reduced by contracting out the Company's research activities to other facilities and is expected to be further reduced by a potential sub-lease of the laboratory premises.

The Company is currently actively seeking sub-lessees for the laboratory facilities.   Laboratory equipment valued at $0.2 million has been transferred to UBC as payment in kind for future research services.  Laboratory assets valued at a net book value of $0.30 million were sold or disposed of for net proceeds of $0.27 million.   The Company decided in December of 2002 to write down the balance of the laboratory assets in anticipation that these assets may be disposed of in the near future.  The total net book value written down at December 31, 2002, amounted to $1.1 million including an amount of $0.7 million for leasehold improvements.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission ("SEC"), the Ontario Securities Commission (the "OSC") or the British Columbia Securities Commission (the "BCSC") also may include forward-looking statements. Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements are statements that are not historical facts, and include but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; the impact of regulatory initiatives on the Company's operations; the Company's share of new and existing markets; general industry and macroeconomic growth rates and the Company's performance relative to them and statements regarding future performance.  Forward-looking statements generally, but not always, are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "projects", "potential", "possible" and similar expressions, or that events or conditions "will," "may," "could" or "should" occur.

The forward-looking statements in this Management's Discussion and Analysis are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company, including without limitation:

-

uncertainty as to the Company's ability to achieve the goals and satisfy assumptions of management;

-

the potential need of the Company to develop additional formulations for the  incorporation of the Company's phytosterols into various types of dietary supplements or food products in order to meet new customer requirements;

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the Company's need for additional financing which may not be available on acceptable terms or at all;

-

the need to control costs and the possibility of unanticipated expenses;

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uncertainty that the Phyto-Source LP manufacturing facility will continue to function as expected;

-

uncertainty as to whether the Company will be able to complete any licensing, partnering or major long term sterol contracts involving the Phyto-Source plant;

-

the need for regulatory approvals to market the Company's products in various countries, either with specific label claims or at all;

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uncertainty as to the successful conclusion of sales discussions currently underway, and of those anticipated, with third party purchasers;

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uncertainty related to the performance of contract obligations by buyers of products;

-

uncertainty as to the market acceptance of the Company's products and the Company's ability to generate projected sales volumes and product prices;

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the need for continued cooperation and performance by the Company's strategic partner Chusei;

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uncertainties as to the volume and timing of sales of the Company's products;

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uncertainty as to the outcome or timing of clinical trials for FM-VP4;

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the possibility that the Company will pursue additional development projects or other business opportunities;

-

the risk of exchange rate fluctuations, particularly with respect to the Canadian and U.S. dollars; and

-

other factors identified under the heading "Risk Factors" in the Company's Annual Report on Form 20-F filed with the SEC on June 30, 2003, and those that are discussed or identified in the Company's other public filings with the SEC, the OSC and the BCSC.

The Company's actual results, performance or achievements could differ significantly from those expressed in, or implied by, the Company's forward-looking statements. Accordingly, the Company cannot assure that any of the events anticipated by the Company's forward-looking statements will occur, or if they do, what impact they will have on the Company's results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2003	FORBES MEDI-TECH INC. "Charles A. Butt" Charles A. Butt President & CEO